EXHIBIT 99.1
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                         COMPTON RECEIVES EUB DECISION


FOR IMMEDIATE RELEASE                                              JUNE 22, 2005

CALGARY, ALBERTA - Compton Petroleum Corporation ("Compton") has received the Alberta Energy and Utilities Board's ("EUB") Decision 2005-60, with regard to the recent Hearing of the Company's application to drill up to six critical sour gas wells southeast of the City of Calgary, in order to accelerate the recovery of reserves from the huge Okotoks Wabamun "B" Pool in advance of urban encroachment.

After considering all of the evidence in the hearing process, the EUB has ruled that the proposed wells can be drilled, completed, and operated safely. This decision is the result of the longest well licence hearing in the history of Alberta. The EUB has attached several unique conditions to the approval related to Compton's proposed Emergency Response Plan. These conditions and other aspects of the decision will require a more detailed review by Compton management. As such, Compton expects to be able to comment further on the decision in the next two or three days.

Compton Petroleum Corporation is a Calgary-based public company actively engaged in the exploration, development and production of natural gas, natural gas liquids and crude oil in the Western Canadian Sedimentary Basin. The Company's common shares are listed and traded on the Toronto Stock Exchange ("TSX") under the symbol "CMT" and is included in both the TSX Composite Index and the TSX MidCap Index.

For further information: Compton Petroleum Corporation, D.C. Longfield, VP
Special Projects or E.G. Sapieha, President & CEO.   Telephone: (403) 237-9400
Fax (403) 237-9410


Website: www.comptonpetroleum.com       Email: investorinfo@comptonpetroleum.com
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